Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

M&A in healthcare: some of the biggest deals of 2020

Steven Loeb · December 22, 2020 · Short URL: https://vator.tv/n5183

Teladoc bought Livongo for $18.5B; Blackstone acquired Ancestry for $4.7B; GRAIL was bought for $8B

Despite all the turmoil that COVID, and the resulting pandemic, caused in the healthcare system over the last year, that has not stopped investors from deploying money into startups, nor has it stopped some of the biggest companies from making acquisitions to further their goals. In facts, both investments and acquisitions are going stronger than ever.

While the third quarter of 2020 was seeing a record amount of venture capital go into the healthcare space, M&A value was spiking as well: according to S&P Global Market Intelligence, aggregate, M&A value in healthcare was $92.71 billion in the third quarter of this year, thanks to three deals that were worth over $15 billion. That number is up over 650 percent from $12.26 billion in the second quarter, and up over 200 percent from the $26.19 billion in the third quarter of 2019. As of the end of September, the aggregate transaction value for healthcare deals in all of 2020 was $123.32 billion.

Here are some of the biggest healthcare mergers and acquisitions of 2020:

M&A in healthcare: some of the biggest deals of 2020

Telemedicine platform Teladoc merged with Livongo, a diabetes detection platform

Price: $18.5 billion, or $11.33 per share of Livongo

Date: Announced August 5, completed October 30

The combination of Teladoc Health and Livongo, which went public in 2019, is expected to have 2020 pro forma revenue of approximately $1.3 billion. The combined company signed its first client, Florida Blue, in October, right before the deal was completed.

“This merger firmly establishes Teladoc Health at the forefront of the next-generation of healthcare,” Jason Gorevic, CEO of Teladoc Health, said in a statement.

“Livongo is a world-class innovator we deeply admire and has demonstrated success improving the lives of people living with chronic conditions. Together, we will further transform the healthcare experience from preventive care to the most complex cases, bringing ‘whole person’ health to consumers and greater value to our clients and shareholders as a result.”

Teladoc also acquired InTouch Health, a provider of enterprise telehealth solutions for hospitals and health systems

Price: $600 million, approximately $150 million in cash and $450 million of Teladoc Health common stock

Date: Announced January 12, completed on July 1

The acquisition was made in order to expand Teladoc’s virtual care capabilities.

“Today marks a bold leap forward in Teladoc Health’s mission to transform how high-quality healthcare is accessed and experienced, making virtual care available for patients with even the most critical care needs,” said Gorevic.

“Bringing these companies together will make Teladoc Health the clear virtual care leader across every front door of healthcare, further accelerating the adoption and impact of virtual care for millions of people around the world.”

InTouch Health had raised $49.2 million in venture funding.

Biotech company Illumina acquired GRAIL, a cancer detection company

Price: $8 billion in cash and stock

Date: Announced September 21; Illumina says it expects to close the transaction in the second half of 2021

In September, right before it was acquired, Grail filed for an IPO, with estimates that it could raise up to $500 million. In its IPO filing, the company said it would be launching its multi-cancer early detection test, called Galleri, in 2021.

M&A in healthcare: some of the biggest deals of 2020

“We believe multi-cancer early detection technology could address a tremendous unmet need and reduce the cancer burden worldwide. Combining forces with Illumina enables broader and faster adoption of GRAIL’s innovative, multi-cancer early detection blood test, enhancing patient access and expanding global reach,” Hans Bishop, CEO of GRAIL, said in a statement.

“We are excited about this next step in our journey to transform cancer detection and outcomes and create value for patients and their families and communities, health care providers and payors, employers, and stockholders.”

GRAIL had raised $2 billion in funding.

Insurtech company Bright Health acquired Medicare insurance plan Brand New Day.

Price: Not disclosed

Date: Announced January 20; completed on May 1

Founded in 1983, Brand New Day offers benefit programs for people who have Medicare only, as well as those who have Medicare and Medi-Cal. It also covers individuals who have ongoing medical conditions such as diabetes, cardiovasuscular disease, dementia, or mental illness, as well as those who live in long-term care facilities. After the acquisition, Brand New Day continued to operate as part of Bright Health, keeping its 305 employees, while its leadership, including founders Jeff and Jay Davis, joined the Bright Health Plan leadership team and continue to lead local market operations.

“Brand New Day offers health plans for Medicare eligible seniors and special needs populations in California, with a particular focus on supporting the needs of vulnerable populations with complex conditions through population health management,” Simeon Schindelman, CEO of Bright Health Plan, told VatorNews.

“Through its collaboration with local communities, physicians and caregivers in California, Brand New Day has developed significant expertise in population health management, which has led to outstanding results for its members. We plan to leverage this expertise across geographies and product lines.”

M&A in healthcare: some of the biggest deals of 2020

Pharmaceutical company Bayer acquired KaNDy Therapeutics, a clinical-stage biotech company

Price: An upfront consideration of $425 million, with potential milestone payments of up to $450 million until launch, followed by potential additional triple digit million sales milestone payments.

Date: Announced August 11: completed September 9

The goal of the deal is to expand Bayer’s drug development pipeline in women’s healthcare; prior to the acquisition, KaNDy Therapeutics completed and published the results of the Phase IIb dose range for its new drug, which showed positive findings for the treatment of moderate to severe vasomotor symptoms due to menopause.

“As a leader in Women’s Health, Bayer is focused on providing new options for women and their healthcare needs,” Dr. Sebastian Guth, Bayer’s President of Pharmaceuticals, Americas Region, said in a statement

“This acquisition is another testament to our commitment to the health of women, which not only broadens our pipeline, but has the potential, if approved, to deliver a new treatment option that could have a meaningful impact on women’s lives.”

Prior to the acquisition, KaNDy Therapeutics had raised £25 million in funding.

Investment firm Blackstone acquired digital family history company Ancestry

Price: $4.7 billion

Date: Announced on August 5; completed on December 4

Ancestry operates in more than 30 countries, has more than 3 million paying subscribers, and more than $1 billion in annual revenue.

“Our entire leadership team is thrilled to have the opportunity to partner with Blackstone to further accelerate Ancestry’s global leadership in family history and consumer genomics, and to help us achieve our mission to empower journeys of personal discovery to enrich lives,” Margo Georgiadis, President and CEO of Ancestry, said in a statement.

M&A in healthcare: some of the biggest deals of 2020

“Looking ahead, in collaboration with Blackstone, we will continue to leverage our unique content, powerhouse consumer brand and technology platform to expand our global Family History business while bringing to life our long-term vision of personalized preventive health.”

Ancestry had raised $33.2 million in funding prior to being acquired.

Medical technology company Siemens Healthineers, picks up Varian Medical Systems, a developer of radiation oncology treatments and software

Price: $16.4 billion or $177.50 per share in cash

Date: Announced on August 1; the acquisition is expected to close in the first half of 2021

Siemens Healthineers and Varian have been working together since 2012 on the “EnVision” partnership, combining Varian’s therapeutic systems and Siemens Healthineers imaging technology. In fiscal year 2019, Varian generated revenues of $3.2 billion.

“With this combination of two leading companies we make two leaps in one step: A leap in the fight against cancer and a leap in our overall impact on healthcare. This decisive moment in the history of our companies means more hope and less uncertainty for patients, an even stronger partner for our customers, and for society more effective and efficient medical care,” Dr. Bernd Montag, CEO of Siemens Healthineers AG, said in a statement.

“Together with Varian’s outstanding and passionate employees, we will shape the future of healthcare more than ever before.”

Otsuka Pharmaceutical acquired the assets of digital pill maker Proteus Digital Health

Price: $15 million

Date: Announced on August 25

Founded in 2001, Proteus was the developer of an ingestible sensor system for treatment adherence monitoring. The company had raised $492 million in funding, and was valued at $1.2 billion, before filing for bankruptcy in June.

Otsuka America Pharmaceutical said it will use Proteus Digital Health assets and intellectual property for its ingestible and wearable sensor technology.

“The purchase of Proteus assets and intellectual property will serve as a catalyst for implementing the next phase of our digital medicine program,” Kabir Nath, president and CEO, of Otsuka America, said in a statement.

“More than ever before, Otsuka remains committed to building a best-in-class digital healthcare business that includes both digital medicine and digital therapeutics.”

M&A in healthcare: some of the biggest deals of 2020

Telehealth company Hims & Hers merged with special purpose acquisition company Oaktree Acquisition

Price: The acquisition values the combined company at approximately $1.6 billion

Date: Announced on October 1

Founded in 2017, Hims is an e-commerce wellness brand made for men. with products for skin care, erectile dysfunction, and hair loss, while Hers is a wellness brand for women, with products for birth control, acne, and anxiety and depression. Patient are connected to a physician through telemedicine, who send prescriptions to their door with no delivery fee.

As of June 2020, Hims & Hers had approximately 260,000 subscriptions on the platform.

The acquisition is expected to deliver up to $280 million of cash, including $205 million held in Oaktree Acquisition Corp.’s trust account. along with $75 million from concurrent private placement of common stock from institutional investors such as funds managed by Franklin Templeton and certain Oaktree clients.

When the transaction is completed, the combined company’s securities are expected to be traded on the New York Stock Exchange under the symbol “HIMS.”

Hims & Hers had raised $197 million in venture funding.

Walmart acquired the technology platform, patents and key intellectual property of CareZone, a platform for managing multiple medications and organizing health information from a smartphone

Price: Not disclosed

Date: Announced in June 15

As per the acquisition, CareZone will remain a separate company unrelated to Walmart; however, the members of CareZone’s product and technology team that built their app joined the Walmart team. The CareZone technology and team members will be used to augment Walmart’s current Health & Wellness capabilities and support its focus on digital health care solutions.

“The goal of any technology startup is to build a product or experience that touches the lives of as many people as possible,” Walter Smith, co-founder and CTO of CareZone, said in a statement

“Adding our technology platform to Walmart’s existing digital capabilities and physical reach creates a unique opportunity to redefine what the future of digital health and wellness can look like. The CareZone team members joining Walmart are excited to bring our knowledge and apply it to such a broad canvas.”

CareZone had raised $168 million in venture finding.

Omada Health, a company that prevents chronic types of disease by helping patients change their behavior and patterns, acquired musculoskeletal care company Physera

Price: $30 million

Date: Announced on May 19

Through the deal, Omada added Physera’s musculoskeletal solution to its suite of digital care programs. Omada began offering the musculoskeletal program immediately following the acquisition.

“Integrating a digital physical therapy solution better equips Omada to meet the pressing needs of the current moment, and accelerates our progression towards a fully integrated care experience to address the needs of our partners and participants,” Sean Duffy, Omada Health CEO and co-founder, said in a statement.

M&A in healthcare: some of the biggest deals of 2020

“We’ve long believed that human-led digital care should be the first option for those dealing with chronic conditions, mental health issues, and a host of other needs. Today’s announcement positions us to deliver true whole-person care, and true value, better than any other digital health company.”

Physera had raised $10.8 million in venture funding.

Digital health company UpHealth and telehealth interpretation company Cloudbreak Health merged with GigCapital2, a technology, media, and telecommunications-focused investment group

Price: The combined company will be valued at approximately $1.35 billion

Date: Announced on November 23

Upon closing the mergers, UpHealth will be organized across four capabilities: Integrated Care Management, Global Telehealth, Digital Pharmacy, and Tech-enabled Behavioral Health. In 2021, UpHealth is expected to generate over $190 million in revenue.

The combined company will be named UpHealth, Inc. and will continue to be listed on the NYSE under the new ticker symbol “UPH.”

“UpHealth is a global, digital health services and technology pioneer. It combines primary care with integrated care management and overlays pharmacy and behavioral telehealth services to provide a ‘one-stop shop’ platform to improve health outcomes, quality, costs, and patient experience. The business combination strengthens UpHealth to further penetrate the broad and fast-growing digital health and telehealth market,” Chirinjeev Kathuria, co-founder and Executive Chairman of UpHealth, said in a statement.

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Steven Loeb

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Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

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